Exhibit 12.1

HARBINGER GROUP INC. AND SUBSIDIARIES

Statement re Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2010	2009	2008	2007	2006
Income (loss) from continuing operations before income taxes	$(23,066)	$(4,781)	$(111)	$4,863	$(91)
Add back fixed charges:
Estimated interest within rental expenses	46	23	25	23	22

Earnings (loss) before fixed charges	(23,020)	(4,758)	(86)	4,886	(69)
Fixed charges as per above	46	23	25	23	22

Ratio of earnings to fixed charges				212.4

Deficiency of earnings (loss) to fixed charges	$(23,066)	$(4,781)	$(111)		$(91)